Exhibit 99.2

REGENCELL BIOSCIENCE HOLDINGS LIMITED

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED Balance sheets

(UNAUDITED)

	As of December 31, 2025	As of June 30, 2025
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$2,357,216	$2,419,115
Short-term investment	-	2,477,900
Prepayments and other receivables	-	5,798
Total current assets	2,357,216	4,902,813

OTHER ASSETS
Property and equipment, net	176,429	215,434
Long-term deposits	93,439	92,950
Right-of-use assets, net	386,302	544,385
Total other assets	656,170	852,769

Total assets	$3,013,386	$5,755,582

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses	1,407,595	348,354
Other payables – related parties	106	2,539
Operating lease liabilities – current	258,124	312,780
Total current liabilities	1,665,825	663,673

NON-CURRENT LIABILITIES
Operating lease liabilities – non – current	128,178	231,635

Total liabilities	1,794,003	895,308

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Ordinary shares, $0.00001 par value, 100,000,000,000 shares authorized, and 494,488,908 shares issued and outstanding as of December 31, 2025 and June 30, 2025, respectively*	4,945	4,945
Additional paid-in capital	31,758,262	30,121,231
Accumulated deficit	(30,519,103)	(25,201,116)
Accumulated other comprehensive loss	(24,721)	(64,786)
Total shareholders’ equity	1,219,383	4,860,274

Total liabilities and shareholders’ equity	$3,013,386	$5,755,582

*	Giving retroactive effect to the 38-for-1 share split (as defined below) effected on June 13, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended December 31,
	2025	2024

OPERATING EXPENSES:
Selling and marketing	$2,454	$7,329
General and administrative (including share-based compensation of $1.63 million and $0.22 million for the six months ended December 31, 2025 and 2024 respectively)	4,921,978	1,463,125
Research and development (including share-based compensation of $2 thousand and $0.08 million for the six months ended December 31, 2025 and 2024 respectively)	416,030	507,381
Total operating expenses	5,340,462	1,977,835

LOSS FROM OPERATIONS	(5,340,462)	(1,977,835)

OTHER INCOME, NET	22,475	124,222

LOSS BEFORE INCOME TAXES	(5,317,987)	(1,853,613)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(5,317,987)	$(1,853,613)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	40,065	48,881

COMPREHENSIVE LOSS	$(5,277,922)	$(1,804,732)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	494,488,908	494,488,908

LOSS PER SHARE
Basic and diluted (cents)*	(1.08)	(0.37)

*	Giving retroactive effect to the 38-for-1 share split effected on June 13, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

	Ordinary Shares*		Additional paid-in	Accumulated Other comprehensive	Accumulated
	Shares	Par value	Capital	loss	deficit	Total
BALANCE, June 30, 2025	494,488,908	$4,945	$30,121,231	$(64,786)	$(25,201,116)	$4,860,274

Share-based compensations	-	-	1,637,031	-	-	1,637,031
Net loss	-	-	-	-	(5,317,987)	(5,317,987)
Foreign currency translation adjustment	-	-	-	40,065	-	40,065

BALANCE, December 31, 2025	494,488,908	$4,945	$31,758,262	$(24,721)	$(30,519,103)	$1,219,383

BALANCE, June 30, 2024	494,488,908	$4,945	$29,876,423	$(45,766)	$(21,616,903)	$8,218,699

Share-based compensations	-	-	301,385	-	-	301,385
Net loss	-	-	-	-	(1,853,613)	(1,853,613)
Foreign currency translation adjustment	-	-	-	48,881	-	48,881

BALANCE, December 31, 2024	494,488,908	$4,945	$30,177,808	$3,115	$(23,470,516)	$6,715,352

*	Giving retroactive effect to the 38-for-1 share split effected on June 13, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

REGENCELL BIOSCIENCE HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(UNAUDITED)

	For the six months ended December 31,
	2025	2024

CASH FLOWS USED IN OPERATING ACTIVITIES:	$(2,591,568)	$(1,703,869)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from maturity of short-term investments	2,504,038	5,255,555
Placements of short-term investments	-	(5,000,000)
Net cash provided by investing activities	2,504,038	255,555

EFFECT OF EXCHANGE RATE ON CASH	25,631	63,321

NET CHANGE IN CASH	(61,899)	(1,384,993)

CASH, beginning of year	2,419,115	2,961,235

CASH, end of year	$2,357,216	$1,576,242

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Right-of-use assets obtained in exchange of lease liabilities	-	778,625

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Note 1 – Nature of business and organization

Regencell Bioscience Holdings Limited (“Regencell” or the “Company” or “we”) is a holding company incorporated as an exempted company on October 30, 2014, under the laws of the Cayman Islands and holding all of the outstanding share capital of Regencell Limited, established under the laws of Hong Kong on November 20, 2014, and Regencell Bioscience Limited, established under the laws of Hong Kong on May 12, 2015.

The Company, through its controlling interests in the wholly owned subsidiaries, operates an early-stage bioscience company that focuses on research, development and commercialization of Traditional Chinese Medicine (“TCM”) for the global treatment of neurocognitive disorder and degeneration, specifically for Attention Deficit Hyperactivity Disorder (“ADHD”) and Autism Spectrum Disorder (“ASD”). The Company is in the research and development stage and has not yet generated any revenue since inception.

In January 2018, the Company entered into Strategic Partnership Agreement with Mr. Sik-Kee Au (the “TCM Practitioner”), the father of Mr. Yat-Gai Au, CEO and director of the Company. Pursuant to the Strategic Partnership Agreement, the Company has exclusive rights including the intellectual property rights and ownership of all his TCM formula. Any inventions, TCM formula, utilities, models’ improvements, research, discoveries, designs, processes, methods of manufacture, and products conceived or made by the TCM Practitioner in relation to TCM shall be the sole and exclusive property of the Company.

The Strategic Partnership Agreement does not have a termination date and will remain effective indefinitely under the Hong Kong law. The Strategic Partnership Agreement can be amended or terminated by the mutual written agreement of the parties without breach. Pursuant to the Strategic Partnership Agreement, in exchange for the rights, the Company is required to donate three percent (3.0%) of net revenue that the Company generates in association with the use and/or commercialization of the TCM formula to any of charitable institutions and/or trusts of a public character anywhere in the world at the sole and absolute choice of the TCM Practitioner and in such proportion at the sole and absolute discretion of the TCM practitioner on a yearly basis. The Company also undertakes to pay for all reasonable costs and expenses incurred by the TCM Practitioner in relation to the research and development of the TCM formula for ADHD and ASD. All research and development costs and expenses incurred by the TCM Practitioner are charged to operations as incurred.

On July 20, 2021, the Company consummated its Initial Public Offering (“IPO”) of 87,400,000 (after giving retroactive effect to the 38-for-1 forward stock split) ordinary shares, $0.00001 par value (“Ordinary Shares”) at a price of $0.25 (after giving retroactive effect to the 38-for-1 forward stock split) per share. The gross proceeds from IPO were approximately $21.85 million with net proceeds of approximately $19.82 million. As a result of the IPO, the Ordinary Shares now trade on the Nasdaq Capital Market under the symbol “RGC”. Additional net proceeds of approximately $2.85 million were received on August 20, 2021 from the issuance of the overallotment of 12,350,000 (after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares. 12,999,990 (after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares were issued to Mr. Yat-Gai Au upon the automatic conversion of $3,250,000 principal amount of the shareholder loan under the conversion note that was issued to Mr. Yat-Gai Au at a price of $0.25 (after giving retroactive effect to the 38-for-1 forward stock split) per share.

On September 2, 2021, the Company’s wholly-owned subsidiary, Regencell Bioscience Limited entered into a joint venture agreement with Honor Epic Enterprises Limited to form a joint venture, Regencell Bioscience Asia Limited, under the laws of Hong Kong. The Company held 60% equity interest in Regencell Bioscience Asia Limited. The joint venture ceased business on December 31, 2023 and deregistered on November 1, 2024. The disposition of the joint venture did not have a material impact on the ongoing results of operations of financial results.

The Company has funded its operations primarily from the net proceeds from the completion of its IPO. The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company and each of the following entities:

Name of Entity	Principal Activities	Place and Date of Incorporation	Ownership

Regencell Bioscience Limited	Research and Development Day-to-day operations	Hong Kong, incorporated on May 12, 2015	100% owned by Regencell Bioscience Holdings Limited
Regencell Limited	Production and testing laboratory Research and Development	Hong Kong, incorporated on November 20, 2014	100% owned by Regencell Bioscience Holdings Limited
Regencell Bioscience Asia Limited	Research and Development	Hong Kong, incorporated on September 17, 2021 (Ceased business on December 31, 2023 and deregistered on November 1, 2024)	60% owned by Regencell Bioscience Limited
Regencell Bioscience North America Limited	Research and Development	BVI, incorporated on April 25, 2022	100% owned by Regencell Bioscience Holdings Limited

Note 2 – Liquidity and Going Concern

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited condensed consolidated financial statements are issued.

For the six months ended December 31, 2025, the Company had net loss amounted to $5.32 million (six months ended December 31, 2024: $1.85 million) and net cash used in operating activities amounted to $2.59 million (six months ended December 31, 2024: $1.70 million). As of December 31, 2025, the Company’s accumulated deficit amounted to $30.52 million. The Company’s ability to continue as a going concern is highly contingent on the ability to raise additional capital for ongoing research and development as the Company expects to continue to incur losses for the foreseeable future.

Based on the Company’s recurring losses and negative cash flows from operations since inception, expectation of continuing operating losses and negative cash flows from operations for the foreseeable future, the contractual costs expected to be incurred in future periods and the need to raise additional capital to finance its future operations, the Company’s management concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of the unaudited condensed consolidated financial statements.

The Company is evaluating several strategies and actively pursuing actions aimed at enhancing its liquidity position. These actions include pursuing additional cost savings initiatives and seeking additional financing in both public and private markets. There can be no assurances, however, that the Company’s operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company’s most recent consolidated annual financial statements filed with the SEC on Form 20-F.

The accompanying unaudited condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for the consolidated financial statements. Certain information and note disclosures normally included in the Company’s annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with such rules and regulations. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of the Company’s financial position as of December 31, 2025 and results of operation and cash flows for the six months ended December 31, 2025 and 2024. Results for the six months ended December 31, 2025 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of operations and comprehensive loss and unaudited condensed consolidated statement of changes in shareholders’ equity, respectively.

Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Accounting estimates reflected in the Company’s consolidated financial statements required to be made by management include, but not limited to, the useful lives of property and equipment, impairment of long-lived assets, valuation of share options, share-based compensation, allowance for deferred tax assets. Actual results could differ from these estimates.

Risks and Uncertainties

The Company operates in an industry that is subject to intense competition, government regulations and rapid technological changes. Operations are subject to significant risk and uncertainties including financial, operational, technological, regulatory, and other risks, including the potential risk of business failure.

Foreign currency translation and transaction

The reporting currency of the Company is the United States dollar (“$”). The Company conducts its businesses in Hong Kong in the local currency, Hong Kong Dollar (“HK$”), as its functional currency. The unaudited condensed consolidated balance sheet accounts, unaudited condensed consolidated statement of operations accounts and equity accounts are all translated at the exchange rate as quoted by the Hong Kong Monetary Authority (“HKMA”). The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to $ is not significant as HK$ is pegged to $.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange existing at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing at the transaction date. Transaction gains and losses are recognized in “other income, net.” Assets and liabilities denominated in foreign currencies are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the unaudited condensed consolidated statements of changes in shareholders’ equity and comprehensive loss.

Cash

Cash represents demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash. All of the cash balances as at December 31, 2025 and June 30, 2025, were maintained at financial institutions in Hong Kong, and were insured by the Hong Kong Deposit Protection Board up to a limit of HK$800,000 (approximately $102,000) since October 1, 2024 (December 31, 2025 and June 30, 2025: HK$800,000) per depositor per scheme member in an event of bank failure.

Short term investment

Short term investment represents certificates of bank deposits or time deposits that have a maturity, at the date of purchase, of less than one year.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Leasehold improvement	Shorter of the remaining lease terms or estimated useful lives
Office furniture, equipment and others	3 – 5 years
Motor vehicles	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited condensed consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Prepayment

Prepayments primarily consist of prepayments for corporate apartments’ rental. Prepayments are classified as current based on the terms of the respective agreements. This prepayment is unsecured and is reviewed periodically to determine whether their carrying value has become impaired.

Long-term deposits

Long-term deposits present the deposits paid to the landlords as required on the signing of the various lease agreements and thereafter, to be held by the landlords as security for the performance of the Company’s obligations under the lease agreements. The deposits are classified as either current or non-current based on the terms of the respective agreements. The deposit is unsecured and is reviewed periodically to determine whether its carrying value has become impaired.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the six months ended December 31, 2025 and 2024, no impairment loss on long-lived assets was recognized.

Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investment, accrued expenses and other payables – related parties approximate their recorded values due to their short-term maturities. The fair value of the long-term deposits approximates their carrying amounts because the deposit was paid in cash.

Selling and Marketing Expenses

Sales and marketing expenses were mainly for marketing initiatives and sponsorship with Non-Governmental Organizations (“NGOs”) and institutions that serves families with ADHD and ASD children, who voluntary sign up as qualified patients to be enrolled in our efficacy trial in the future. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the six months ended December 31, 2025 and 2024, the advertising expenses were approximately nil and nil, respectively.

Research and development Expenses

Research and development costs are charged to operations as incurred. The Company accounts for non-refundable advance payments for goods and services that will be used in future research and development activities as expenses when the goods have been received or when the service has been performed rather than when the payment is made. Research and development expenses consist of costs incurred by the Company for the discovery and development of the Company’s product candidates. Research and development costs include, but not limited to, payroll and personnel expenses including share-based compensation, research studies supplies, fees for research studies services, consulting costs, and allocated overhead, including rent, equipment, and utilities.

Employee benefit plan

Employees of the Company located in Hong Kong participate in a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. For the six months ended December 31, 2025 and 2024, the contribution made was approximately $15 thousand and $13 thousand, respectively.

Leases

The Company adopted the new lease accounting standard – ASC 842 on July 1, 2021. The Company determines if an arrangement is or contains a lease at inception. Operating leases with lease terms of more than 12 months are included in operating lease assets, accrued and other current liabilities, and long-term operating lease liabilities on its consolidated balance sheet. Operating lease assets represent its right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments over the lease term. Operating lease assets and liabilities are recognized based on the present value of the remaining lease payments discounted using their incremental borrowing rate. Lease expense is recognized on a straight-line basis over the lease term.

Related Parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Government grants

Government grants include financial incentives in the form of cash subsidies that involve no conditions or continuing performance obligations of the Company. Government grants are recognized as other non-operating income upon receipt.

Share-based compensation

The Company accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). The Company determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Company’s share-based awards were classified as equity awards and are recognized in the unaudited condensed consolidated financial statements based on their grant date fair values.

The Company has elected to recognize share-based compensation using graded vesting method over the requisite service period, which is the vesting period. The Company accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting. The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the share options granted to employees. The Black Scholes Model and/or the Binomial Model was applied in determining the estimated fair value of the options granted to employees and non-employees. During the six months ended December 31, 2025 and 2024, nil and 678,604 share options were forfeited respectively while 2,035,736 and 3,948,086 share options were expired during the six months ended December 31, 2025 and 2024 respectively. These share options reflect the 38-for-1 forward stock split.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended December 31, 2025 and 2024.

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted income per share is calculated by dividing net income attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended December 31, 2025 and 2024, there were no dilutive shares and 22,454,770 share options and 24,046,324 share options were anti-dilutive for diluted EPS for six months ended December 31, 2025 and 2024.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash, the balances of which are stated on the unaudited condensed consolidated balance sheets which represent the Company’s maximum exposure.

The Company places its cash in good credit quality financial institutions in Hong Kong. The Company deposits its cash in financial institutions that it believes have high credit quality and have not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09 “Improvements to Income Tax Disclosures” (“ASU 2023-09”). ASU 2023-09 intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis. The Company has adopted this pronouncement on its related disclosures for the six months ended December 31, 2025, which did not have a material impact.

In December 2025, the FASB issued ASU 2025-11 to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Management is currently evaluating the effects impact that the adoption of this update may have on its financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

Note 4 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2025	June 30, 2025
Leasehold improvement	$626,209	$620,625
Office furniture, equipment and others	89,535	88,736
Motor vehicles	366,609	363,340
Total	1,082,353	1,072,701
Less: accumulated depreciation	(905,924)	(857,267)
Total	$176,429	$215,434

Depreciation expense for the six months ended December 31, 2025 and 2024, amounted to approximately $40,839, and $51,756, respectively.

Note 5 – Accrued expenses

Accrued expenses represent salary and welfare payables, professional fees, utilities, and payables for other operating expenses.

	December 31, 2025	June 30, 2025
Professional fees accruals	$1,398,722	$343,680
Others	8,873	4,674
	$1,407,595	$348,354

Note 6 – Related Party Transaction

Other payables – related parties

During the six months ended December 31, 2025 and 2024, other payables – related parties represent reimbursement from related parties and the Company’s executive management, Mr. Chung and Mr. Au for out-of-pocket expenses incurred for business purposes. The balance due to Mr. Au was approximately $106 respectively as of December 31, 2025 and approximately $2,539 respectively as of June 30, 2025.

During the six months ended December 31, 2025 and 2024, the expenses paid for TCM formula and materials for product development to Regeneration Company Limited, a related company, were approximately $0.04 million and $0.04 million, respectively. The reimbursement to Regeneration Company Limited for out-of-pocket expenses incurred for research and development purposes were approximately $0.11 million and $0.11 million, respectively. The balance due to Regeneration Company Limited was nil as of December 31, 2025 and June 30, 2025.

Note 7 – Taxes

Income tax

The income tax provision consisted of the following components:

For the six months ended December 31,
	2025	2024
Current:
Hong Kong	$-	$-

Deferred:
Hong Kong	-	-
Total provision for income taxes	-	-

The provision for income taxes for interim periods is generally determined using an estimated annual effective tax rate as prescribed by ASC 740-270. The effective tax rate of the Company was 0% for the six months ended December 31, 2025 and 2024. The effective tax rate differs from the statutory rate of 16.5% primarily due to the valuation allowance provisioned for deferred tax assets.

Note 8 – Shareholder’s equity

Ordinary Shares

Regencell Bioscience Holdings Limited (Cayman) was established under the laws of Cayman Islands on October 30, 2014. The authorized number of Ordinary Shares is 100,000,000,000 shares with a par value of $0.00001 per ordinary share, and 494,488,908 Ordinary Shares were issued and outstanding as of December 31, 2025 and June 30, 2025, respectively.

On May 31, 2021, the board of directors approved a share subdivision of the Company’s authorized number of ordinary shares at a ratio of 1,000-for-1. After the share subdivision, the Company’s authorized number of ordinary shares was 100,000,000,000 shares with par value of $0.00001 per share and 10,000,000,000 shares were issued and outstanding accordingly. After the share split, the Company’s authorized number of ordinary shares was 100,000,000,000 shares with par value of $0.00001 per share and 10,000,000 shares were issued and outstanding accordingly.

Further on May 29, 2025, the board of directors approved to capitalize an amount standing to the credit of the share premium account of the Company, and appropriate such sum and apply it on behalf of the shareholders towards paying in full (as to the full par value of $0.00001 per Ordinary Share) an aggregate of 481,476,042 Ordinary Shares (representing the receipt by each shareholder of the Company of 37 additional Ordinary Shares for every Ordinary Share held on the record date). This did not result in any changes in authorized share capital or par value of the Ordinary Shares of the Company, nor involve any cash outflow. This is treated as an equity reclassification of a 38-for-1 forward stock split (“38-for-1 forward stock split”) under U.S. GAAP. After the 38-for-1 forward share split, the Company’s authorized number of Ordinary Shares remain at 100,000,000,000 shares with par value of $0.00001 per share and additional 481,476,042 shares were issued and outstanding accordingly.

The Company believes it is appropriate to reflect these share issuances as nominal share issuance on a retroactive basis similar to share split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented.

Initial Public Offering

On July 20, 2021, the Company consummated its IPO of 87,400,000 (after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares at a price of $0.25 (after giving retroactive effect to the 38-for-1 forward stock split) per share. The gross proceeds from IPO were approximately $21.85 million with net proceeds of approximately $19.82 million. As a result of the IPO, the Ordinary Shares now trade on Nasdaq Capital Market under the symbol “RGC”. Additional net proceeds of approximately $2.85 million were received on August 20, 2021 from the issue of the overallotment shares and exercise of 12,350,000 (after giving retroactive effect to the 38-for-1 forward stock split) ordinary shares.

2021 Share Option Plan

On May 31, 2021, the Company adopted a 2021 Share Option Plan (the “Plan”). The Plan is a share-based compensation plan that provides for discretionary grants of share options to key employees, directors and consultants of the Company. The purpose of the Plan is to recognize contributions made to the Company and its subsidiaries by such individuals and to provide them with additional incentive to achieve the objectives of the Company.

The Board authorized that the maximum aggregate number of ordinary shares reserved and available pursuant to this Plan shall be the aggregate of (i) 1,235,076 (or 46,932,888 after giving retroactive effect to the 38-for-1 forward stock split) Ordinary Shares, and (ii) on each January 1, starting with January 1, 2022, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of Ordinary Shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of Ordinary Shares as may be determined by the board of directors.

On June 9, 2021, the board of the Company granted issuance of 1,235,076 (or 46,932,888 after giving retroactive effect to the 38-for-1 forward stock split) options to certain officers, directors and employees under the Plan; provided that 46,755 (or 1,776,690 after giving retroactive effect to the 38-for-1 forward stock split) options granted to the independent director nominees will become effective upon the effectiveness of the Registration Statement when the nominee’s directorship becomes effective. These options will be exercisable at $9.50 (or $0.25 after giving retroactive effect to the 38-for-1 forward stock split) per share, of which 25% vest on each anniversary over four years following the closing of our IPO and is valid for 10 years once vested.

On January 1, 2022, the board of the Company granted issuance of 15,585 (or 592,230 after giving retroactive effect to the 38-for-1 forward stock split) options to a certain director under the Plan. These options will be exercisable at $31.85 (or $0.84 after giving retroactive effect to the 38-for-1 forward stock split) per share, of which 25% vest on each anniversary over four years following the closing of our IPO and is valid for 10 years once vested.

On June 30, 2025, the board of the Company granted issuance of 592,230 options to a certain director under the Plan. These options will be exercisable at $17.40 per share, of which 25% vest on each anniversary over four years following the issuance date and are valid for 10 years once vested.

The Plan became effective upon the completion of the Company’s initial public offering on July 20, 2021. It shall continue in effect for a term of ten (10) years unless sooner terminated or unless renewed for another period not to exceed ten (10) years pursuant to shareholder approval. It is intended that share options qualify as “performance-based compensation”.

During the six months ended December 31, 2025, there was no issuance of options.

Share-based Compensation

The Company has elected to recognize share-based compensation expense using graded vesting method over the requisite service period, which is the vesting period provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the equity awards that are vested at that date.

The fair value of share options was determined at the date of grant using the Black-Scholes option pricing model or the Binomial option pricing model.

The Black-Scholes option pricing model requires management to make various estimates and assumptions, including expected term, expected volatility, risk-free rate, and dividend yield. The Binomial Option Pricing model requires management to make various estimates and assumptions, including the grant date share price, expected volatility, expected early exercise multiple, option life, risk-free interest rate and dividend yield. For expected volatility, the Company has made reference to historical volatility of several comparable companies in the same industry. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Government Notes with a maturity life equal to the remaining maturity life of the options as of the valuation date. The expected dividend yield is based on our expected dividend policy over the contractual life of the options.

For the six months ended December 31, 2025 and 2024, key inputs used to estimate the fair value of share options on the grant dates are as follows:

Black-Scholes option pricing model

Options granted in June 2021
Risk-free interest rate	0.87%
Expected life of the options	6.25 years
Expected volatility	64.75%
Expected dividend yield	0.00%
Fair value	$0.14 *

Binomial option pricing model

Options granted in January 2022
Fair value of the ordinary shares on the date of option grant	$0.84 *
Risk-free interest rate	1.53% to 1.589%
Option life	10 years
Expected volatility	88.68% to 94.17%
Expected dividend yield	0.00%
Exercise price	$0.84 *
Expected early exercise multiple	2.80

Options granted in June 2025
Fair value of the ordinary shares on the date of option grant	$17.40
Risk-free interest rate	4.23%
Option life	10 years
Expected volatility	65.34%
Expected dividend yield	0.00%
Exercise price	$17.40
Expected early exercise multiple	2.80

*	These have been restated for the 38-for-1 forward stock split.

A summary of activities of the share options for the six months ended December 2025 are presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Grant-date Fair value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		$	$	Year	$
Outstanding as of June 30, 2025	24,490,506	0.68	0.40	6.16	440,464,693
Expired, forfeited or cancelled	(2,035,736)	0.25	0.14	5.55	(42,241,522)
Outstanding as of December 31, 2025	22,454,770	0.72	0.43	5.66	455,431,408
Exercisable as of December 31, 2025	21,714,454	0.26	0.15	5.55	450,313,694
Vested and Expected to Vest as of December 31, 2025	22,454,770	0.72	0.43	5.66	455,431,408

A summary of activities of the share options for the six months ended December 2024 are presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Grant-date Fair value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		$	$	Year	$
Outstanding as of June 30, 2024	28,673,014	0.26	0.15	7.06	-
Expired, forfeited or cancelled	(4,626,690)	0.25	0.14	6.55	-
Outstanding as of December 31, 2024	24,046,324	0.26	0.16	6.56	-
Exercisable as of December 31, 2024	18,395,534	0.26	0.15	6.55	-
Vested and Expected to Vest as of December 31, 2024	24,046,324	0.26	0.16	6.56	-

Note: The above table reflects the 38-for-1 forward stock split.

During the six months ended December 31, 2025, the Company recognized share-based compensation expense of approximately $1,637,000 (six months ended December 31, 2024: $301,000) for share options granted.

As of December 31, 2025, total unrecognized employee share-based compensation, may be adjusted for actual forfeitures occurring in the future were approximately $4,549,000 which are expected to be recognized over a weighted-average period of 1.51 years.

Public Offering Warrants

In connection with and upon closing of the Public Offering and overallotment on July 20, 2021 and August 19, 2021 respectively, the Company issued warrants equal to 2.5% of the shares issued in the Public Offering, totaling 57,500 units and 8,125 units to the placement agents for the offering (the “Public Offering Warrants”). The warrants carry a term of five years, and shall not be exercisable for a period of 180 days from the closing of the Public Offering and shall be exercisable at a price equal to $0.28 (after giving retroactive effect to the 38-for-1 forward stock split) per share. Management determined that these warrants meet the definition of a derivative under ASC 815-40, however, they fall under the scope exception which states that contracts issued that are both a) indexed to its own share; and b) classified in shareholders’ equity are not considered derivatives. The warrants were recorded at their fair value on the date of grant as a component of shareholders’ deficiency.

The aggregated fair value of the Public Offering Warrants on July 20, 2021 was $0.27 million. The fair value has been estimated using the Black-Scholes pricing model with the following weighted-average assumptions: market value of underlying share of $9.27 (or $0.24 after giving retroactive effect to the 38-for-1 forward stock split); risk free rate of 0.68%; expected term of 5 years; exercise price of the warrants of $10.45 (or $0.28 after giving retroactive effect to the 38-for-1 forward stock split); volatility of 65.24%; and expected future dividends of nil. As of December 31, 2025 and the date of this report, all warrants were issued and exercised.

The aggregated fair value of the overallotment Warrants on August 19, 2021 was $0.03 million. The fair value has been estimated using the Binomial model with the following weighted-average assumptions: market value of underlying share of $6.30 (or $0.17 after giving retroactive effect to the 38-for-1 forward stock split); risk free rate of 0.77%; expected term of 5 years; exercise price of the warrants of $10.45 (or $0.28 after giving retroactive effect to the 38-for-1 forward stock split); volatility of 82.66%; and expected future dividends of nil. As of December 31, 2025 and the date of this report, all warrants were issued and exercised.

Note 9 – Leases

On July 1, 2021, we adopted ASC Topic 842 (the “new lease standard”) by applying the modified retrospective approach to all leases on July 1, 2021. Under this guidance, lessees are required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases. We elected the package of practical expedients upon transition that permits us to not reassess (1) whether any contracts entered into prior to adoption are or contain leases, (2) the lease classification of existing leases and (3) initial direct costs for any leases that existed prior to adoption.

We determine if an arrangement is or contains a lease at inception. Our assessment is based on (1) whether the contract involves the use of a distinct identified asset, (2) whether we obtain the right to substantially all the economic benefit from the use of the asset throughout the period and (3) whether we have the right to direct the use of the asset. Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria. The lease classification affects the expense recognition in the statement of income. Operating lease costs are recorded entirely in operating expenses. Finance lease costs are split, where amortization of the ROU asset is recorded in operating expenses and an implied interest component is recorded in interest expense.

Under the new lease standard, operating leases (as lessee) are included in Operating lease right-of-use assets. Operating lease amortization of right of use assets, Operating lease right of use assets, net, Current operating lease liabilities and Noncurrent operating lease liabilities in our accompanying balance sheets. ROU assets and lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. The ROU asset includes any lease payments made but excludes lease incentives and initial direct costs incurred, if any. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Lease extensions

Many of our leases have options to either extend or terminate the lease. In determining the lease term, we considered all available contract extensions that are reasonably certain of occurring.

Significant assumptions and judgments

Incremental borrowing rate. As most of the leases do not provide an implicit interest rate, we use our incremental borrowing rate (“IBR”) at the commencement of the lease and estimate the IBR for each lease agreement taking into consideration lease contract term, collateral and entity credit ratings, and use sensitivity analyses to evaluate the reasonableness of the rates determined.

Lease balances and costs

All of the lease agreements that we have entered into are classified as operating leases.

Effective July 15, 2019, we entered into an agreement to lease usage of our Hong Kong office with a third-party entity. The lease was for 5 years term. The lease expired during the year ended June 30, 2025 and we did not renew the lease.

Effective August 2, 2021, we entered into an agreement to lease usage of our Hong Kong office with a third-party entity. The lease was for 3 years term. We renewed the lease during the six months ended December 31, 2024. The lease was for 3 years term.

During the years ended June 30, 2024 and 2025, we entered into agreements to lease usage of office space and staff quarters with third parties. The leases were for a three-year term and two-year term respectively.

All the above leases were classified as operating at the inception of the lease. Operating leases result in the recognition of ROU assets and lease liabilities on the balance sheet. ROU assets and operating lease liabilities are recognized based on the present value of lease payments over the lease terms of the commencement date. Because the leases do not provide an explicit or implicit rate of return, the Company determines incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments on an individual lease basis. The incremental borrowing rate for a lease is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments for the asset under similar term, which ranged from 5% to 5.88%. The lease does not contain any residual value guarantees or material restrictive covenants. The Company has no finance lease. The components of lease expense consist of the following:

	Classification	Six months ended December 31, 2025	Six months ended December 31, 2024
Operating lease costs	General and administrative expenses	$162,556	$159,406
Operating lease costs	Research and development expenses	-	-

Balance sheet information related to leases consists of the following:

	Classification	December 31, 2025	June 30, 2025
Assets
Operating lease – ROU assets	Right-of-use assets	$386,302	$544,385

Liabilities
Operating lease liabilities	Current portion	$258,124	$312,780
Operating lease liabilities	Non-current portion	128,178	231,635
Total lease liabilities		$386,302	$544,415

Weighted average remaining term (years)
Operating leases		1.11	0.46

Weighted average discount rate
Operating leases		5.88%	5.22%

The following table sets forth the Company’s minimum lease payments in future periods:

December 31, 2025
For the years ending December 31,
2026	$278,722
2027	124,799
Total minimum lease payments	$403,521
Less: imputed interest	(17,219)

Total:	$386,302

Note 10 – Segment

In accordance with ASC 280, Segment Reporting, an operating segment is identified as a component of an enterprise that engages in business activities about which separate discrete financial information and operating results is the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Company operates and manages its business as a single segment – in the research and development of the Company’s product candidates. The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net loss that also is reported as unaudited condensed consolidated net loss on the unaudited condensed consolidated statement of operations and comprehensive loss, after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes functional expenses (i.e., research and development, and general and administrative) at the consolidated level to manage the Company’s operations. Other segment items included are share-based compensation, interest income and other income, net, which are reflected in the segment and consolidated net loss. The measure of segment assets is reported on the unaudited condensed consolidated balance sheet as total consolidated assets.

The following table presents financial information, including significant segment expenses, which are regularly provided to the CODM and included within segment and consolidated net loss:

	For the six months ended December 31,
	2025	2024

Expenses
Operating expenses, excluding share-based compensation, depreciation and amortization expense:
Selling and marketing	$2,454	$7,329
General and administrative
Salaries and related benefit	405,485	468,429
Professional fees	2,390,134	94,245
Rental expenses	190,927	274,908
Other expenses*	259,985	355,087
	3,246,531	1,192,669
Research and development
Salaries and related benefit	266,452	266,211
Supplies and materials	37,333	35,990
Other expenses*	109,822	122,495
	413,607	424,696
Share-based compensation
General and administrative	1,634,608	218,700
Research and development	2,423	82,685
	1,637,031	301,385
Depreciation	40,839	51,756
Total operating expenses	5,340,462	1,977,835
Operating loss	(5,340,462)	(1,977,835)
Other income, net	22,475	124,222
Income tax expense	-	-
Segment and consolidated net loss	(5,317,987)	(1,853,613)

*	Other expenses include travelling, transportation, entertainment and other sundries expenses.

Note 11 – Commitments and contingencies

Contingencies

From time to time, we may be subject to legal or administrative proceedings, investigations and claims arising in the ordinary course of our business. In addition, following recent volatility in the market for our Ordinary Shares in early to mid 2025, the Company received correspondence and a subpoena from the U.S. Department of Justice (“DOJ”), indicating that the DOJ is conducting an investigation into the trading in our Ordinary Shares. The DOJ has requested the production of documents and communications concerning these and other corporate operational, financial and accounting matters. We are cooperating with this investigation, but we cannot predict its ultimate resolution. We expect to continue to incur significant legal costs and other expenses in connection with responding to the investigation.

In addition, on April 24, 2026, a single shareholder filed a putative class action complaint against the Company and certain of its directors and/or officers asserting claims under the Exchange Act related to the Company’s statements concerning the volatility in the market for our Ordinary Shares. The case is pending in the U.S. District Court for the District of Maryland and is in preliminary stages. The Company believes these claims are without merit and intends to vigorously defend against them.

While we are not currently subject to any legal or administrative proceedings other than the litigation noted above, it is possible that government investigations, including the pending investigation in which we are involved, and related legal and administrative proceedings in the future, if any, could result in the institution of administrative, injunctive, or other proceedings against us and/or our directors, officers, or employees or the imposition of fines, suspension, or other remedies and sanctions. Because the outcome of any complex litigation is inherently uncertain, it is possible that we may be required to pay fines, penalties, damages or settlement costs in excess of our insurance coverage, if any, related to the investigation. Any such material costs and expenses or injunctive relief could have a material adverse effect on our financial condition and results of operations. Since the investigation and proceedings are at preliminary stage, the Company cannot predict the ultimate resolution might have on the Company’s financial position, results of operations or liquidity, the Company has not established any provision for losses relating to this matter.

Note 12 – Subsequent events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the Company issued these unaudited condensed consolidated financial statements on May 8, 2026. Based on the review, the Company did not identify any subsequent event that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.